EXHIBIT 7(3)


                          SHAREHOLDER OPTION AGREEMENT



     This Shareholder Option Agreement (the "Agreement") is entered into this 26th day of January, 1996 by and between MADISON ALLEN SELF ("Shareholder") and SPARTECH CORPORATION, a Delaware corporation ("Optionee").

                           WITNESSETH:

     WHEREAS, Optionee has entered into a letter of intent dated January 22, 1996 (the "Letter of Intent") with Portage Industries Corporation, a Delaware corporation ("Portage"), providing for the purchase by Optionee of all outstanding Portage Common Stock at a price of $6.60 per share; and

     WHEREAS, the transaction is expected to be structured as a cash merger (the "Merger"); and

     WHEREAS, Shareholder owns 324,500 shares of Portage Common Stock (the "Optioned Shares"); and

     WHEREAS, Shareholder desires to induce Optionee to proceed with the Merger.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in consideration of $1.00 and such other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Grant and Exercise of Option. Shareholder hereby grants Optionee an irrevocable option (the "Option") to purchase all of his Optioned Shares during the Exercise Period (as defined below) at a price in cash of $6.60 per share, or such higher price as may be offered by Optionee pursuant to the Merger. On the terms and subject to the conditions of this Agreement, Optionee may exercise the Option in whole, but not in part, at any time during the Exercise Period. To exercise the Option, Optionee shall give written notice to Shareholder specifying a place and date for the closing which date shall not be later than ten business days from the date of such notice and may be one day after the delivery of such notice or earlier if reasonably practicable. The giving of such notice shall create a binding obligation of Optionee to buy and of Shareholder to sell the Optioned Shares on the closing date. For the purposes of this Agreement, the "Exercise Period" shall mean the period commencing on the date hereof and extending for a period of 120 days thereafter.

     2.   Closing.  At the closing (the "Closing") of the purchase of Optioned
Shares:

     (a) against delivery of Shareholder's Optioned Shares, Optionee shall pay to Shareholder the aggregate purchase price for such Optioned Shares by bank cashier's check or by wire transfer to a bank designated by Shareholder; and

      (b) Shareholder shall cause to be delivered to Optionee a duly executed certificate or certificates representing all of the Optioned Shares, together with stock powers endorsed in blank, relating to such certificates (or at Optionee's request the shares which are currently held in street name, may be delivered as instructed by Optionee through the facilities of the Depository Trust Company) and, if requested by Optionee, an irrevocable proxy, duly executed by Shareholder, authorizing such persons as Optionee shall designate to act for Shareholder as his lawful agent, attorney and proxy, with full power of substitution, to vote in such manner as such agent, attorney and proxy or its substitute shall in its sole discretion deem proper, and otherwise act with respect to the Optioned Shares which Shareholder is entitled to vote at any meeting (whether annual or special and whether or not an adjourned meeting) of Portage's Shareholder or otherwise, and revoking any prior proxies granted by Shareholder with respect to the Optioned Shares.

       3. Covenants of Shareholder. During the period from the date of this Agreement until the termination of the Option, except in accordance with the provisions of this Agreement, Shareholder agrees that he will not:

       (a) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of any Optioned Shares;

       (b) grant any proxies, deposit any Optioned Shares into a voting trust or enter into a voting agreement with respect to any Optioned Shares; or

       (c) solicit or encourage any party, other than Optionee, to acquire or offer to acquire Portage, any of his stock or a material portion of the Portage's assets or business;

       4. Representations and Warranties of Shareholder. Shareholder represents and warrants to Optionee as follows:

       (a) Shareholder owns the number of Optioned Shares specified in the recitals of this Agreement and has the right, power and authority to execute and deliver this Agreement and to sell the Optioned Shares; such execution, delivery and sale will not violate or breach any outstanding agreement or instrument to which Shareholder is a party; and this Agreement constitutes a valid and binding agreement on the part of Shareholder, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally;

       (b) the Optioned Shares will at the Closing be held by Shareholder, or by a custodian for the account of the Shareholder, free and clear of all liens, claims, encumbrances and security interests with respect to the ownership or voting of the Optioned Shares or otherwise, other than pursuant to this Agreement;

       (c) upon purchase of the Optioned Shares, Optionee shall receive good and marketable title to the Optioned Shares, free and clear of all liens, claims, encumbrances and security interests.

       5. Representations and Warranties of Optionee. Optionee represents and warrants to Shareholder that it has the right, power and authority to execute and deliver this Agreement and to purchase the Optioned Shares; such execution and delivery, and such purchase, if any, will not violate or breach any outstanding agreement or instrument to which Optionee is a party; and this Agreement constitutes the valid and binding agreement on the part of Optionee, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditor's rights generally.

       6. Permitted Sale. If Optionee or any of its affiliates commences a tender or exchange offer for shares of Portage, Shareholder may tender or sell his Optioned Shares pursuant thereto, notwithstanding any provision of this Agreement to the contrary. Upon the purchase of such Optioned Shares, pursuant to such tender or exchange offer, Shareholder's obligations under this Agreement with respect to such purchased shares shall terminate.

       7. Termination. In the event that Optionee determines not to proceed with the Merger or to otherwise acquire all of the outstanding shares of Portage Common Stock, and communicates the same to Portage pursuant to the terms of the Letter of Intent or the definitive merger agreement, this Agreement shall immediately terminate without liability to either party, except that the obligations contained in Article 14 shall survive.

       8. Adjustments. In the event of any increase or decrease or other change in the stock of Portage by reason of stock dividends, split-up, recapitalizations, combinations, exchanges of shares or the like, the number of Portage shares subject to the Option and the exercise price per Optioned Share shall be adjusted appropriately.

       9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Missouri.

       10. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement, including instruments necessary or desirable to complete the transfer, sale and assignment of the Optioned Shares.

       11. Assignment. This Agreement may not be assigned by any party hereto, except that Optionee may assign to one or more of its affiliates any and all of the rights and obligations of Optionee under this Agreement, including, without limitation, the right to substitute in its place such affiliates as the Optionee may designate.

      12. Remedies. The parties agree that the Optioned Shares are unique and that legal remedies for breach of this Agreement will be inadequate and that this Agreement may be enforced by injunctive or other equitable relief.

      13. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given if delivered in person, by cable, telex, telecopy or telegram or by registered or certified mail, postage prepaid addressed as follows:

       To Optionee:

          Spartech Corporation
          7733 Forsyth, Suite 1450
          Clayton, Missouri 63105-1817
          Attention:  David B. Mueller

       With copies to:

          Armstrong, Teasdale, Schlafly & Davis
          One Metropolitan Square, Suite 2700
          St. Louis, Missouri  63102-2740
          Attention: Albert F. Bender, III, Esq.

       To Shareholder:

          Madison Allen Self
          Tioga International, Inc.
          1440 Huntington Drive
          Calumet City, Illinois  60409

     With copies to:

          Stephen A. Tsoris, Esq.
          McDermott, Will & Emery
          227 West Monroe
          Chicago, Illinois  60606

       14. Effect of Invalidity. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

       15. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

       16. Entire Agreement; Binding Effect; Benefits. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both parties. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

       17. Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, except that Optionee shall reimburse Shareholder for up to $2,000 of the legal fees incurred by Shareholder in connection with the negotiation of this Agreement.

       IN WITNESS WHEREOF, the parties have entered into this Agreement as of the day and year first above written.

                              Optionee:

                              SPARTECH CORPORATION
                              By:  /s/ David B. Mueller
                              Title:  Vice President-Finance
                                        and CFO


                              Shareholder:

                              MADISON ALLEN SELF



                              /s/ Madison Allen Self
                              Madison Allen Self